

June 4, 2012

<u>Via E-mail</u>
Mark E. Ellis
Chairman, President and Chief Executive Officer
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re:** **Linn Energy, LLC**
> **Registration Statement on Form S-4**
> **Filed May 8, 2012**
> **File No. 333-181256**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed on April 26, 2012**
> **File No. 0-51719**

Dear Mr. Ellis:

We have limited our review of your registration statement to those issues we have addressed in our comments below on your Forms 10-K and 10-Q. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 36

1.   We note that you have presented various non-GAAP measures without proper regard to the requirements of Item 10(e) of Regulation S-K. We expect that you will need to revise your disclosures to address the following points.

●   You present the non-GAAP measures "Adjusted EBITDA" and "Adjusted net income" in your tables on pages 41 and 46, and provide descriptions of these measure on pages 58 and 59. However, the reconciliations on pages 59 and 60 show "Adjusted EBITDA from continuing operations" and "Adjusted net income from continuing operations." You need to revise your disclosures to utilize appropriate and consistent labels for your non-GAAP measures. If you are going to present the non-GAAP measures Adjusted EBITDA and Adjusted net income then you should provide reconciliations for each of these measures to net income rather than net income from continuing operations. In this instance you should add GAAP net income to your tables on pages 41 and 46; or remove the non-GAAP measures to comply with Item 10(e)(1)(i)(A)..

●   We note that you have provided in your discussion and analysis of your results of operations narratives for your non-GAAP measures of Adjusted EBITDA on pages 45 and 50 but no comparable narrative to address net income or net income from continuing operations. We believe that you will need to expand your disclosure to include narratives having equal or greater prominence based on the most comparable measure determined in accordance with GAAP to comply with Item 10(e)(1)(i)(A).

For 10-Q for the Fiscal Quarter ended March 31, 2012

Financial Statements

Note 2 – Acquisitions and Divestitures, page 6

2.   We note that you reported significant acquisitions of interests in oil and gas properties on December 15, 2011 and March 30, 2012, and filed statements of revenues and direct operating expenses in current reports on December 12, 2011 and April 30, 2012, rather than financial statements which would comply with Rule 3-05 of Regulation S-X. If you do not plan to comply with this filing requirement in the future you should consult with the Division of Corporation Finance – Office of Chief Accountant in advance. In response to this comment you should submit a listing of all acquisitions undertaken subsequent to June 30, 2011, including a summary of each transaction, your view on

significance under Rule 3-05 of Regulation S-X, and an explanation of circumstances for those transactions which you believe should be granted special accommodation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

Mark E. Ellis
Linn Energy, LLC
June 4, 2012
Page 4

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        Kelly B. Rose
        Baker Botts L.L.P.